File No. 333-173526

As filed with the SEC on August 17, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑
(Check appropriate box or boxes)

FEDERATED INSURANCE SERIES

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esquire

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

Acquisition of the assets of

MONEY MARKET PORTFOLIO

HIGH GRADE BOND PORTFOLIO

STRATEGIC YIELD PORTFOLIO

MANAGED PORTFOLIO

VALUE GROWTH PORTFOLIO

BLUE CHIP PORTFOLIO

portfolios of EquiTrust Variable Insurance Series Fund

By and in exchange for Primary Shares, Service Shares and undesignated shares of beneficial interest of

FEDERATED PRIME MONEY FUND II

FEDERATED QUALITY BOND FUND II

FEDERATED CAPITAL INCOME FUND II

FEDERATED CAPITAL APPRECIATION FUND II

portfolios of Federated Insurance Series

Title of Securities Being Registered: Primary Shares, Service Shares and undesignated shares of beneficial interest without par value, of Federated Prime Money Fund II, Federated Quality Bond Fund II, Federated Capital Income

Fund II and Federated Capital Appreciation Fund II

It is proposed that this filing become effective immediately upon filing, pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

FEDERATED INSURANCE SERIES

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-173526) consists of the following:

Cover Sheet

Contents of Registration Statement

Part A — The definitive Proxy Statement and Prospectus of the Registrant as filed on May 25, 2011 pursuant to Rule 497, as supplemented on June 1, 2011 pursuant to Rule 497, is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits — The sole purpose of this Post-Effective Amendment is to file as exhibits conformed copies of the opinions of counsel regarding the tax consequences of the reorganizations described in the Registrant’s Registration Statement on Form N-14, filed on April 15, 2011.

PART C. OTHER INFORMATION.

Item 15 Indemnification

(1) Indemnification is provided to Officers and Trustees of the Registrant pursuant to Section 2 of Article XI of Registrant’s Declaration of Trust. The Investment Advisory Contract provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(3) Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16 Exhibits

1.1	Conformed copy of Amended and Restated Declaration of Trust of the Registrant; (33)

1.2	Conformed copy of Amendment No. 23 of the Declaration of Trust; (36)

1.3	Form of Amendment No. 24 of the Declaration of Trust; (37)

1.4	Conformed copy of Amendment No. 25 of the Declaration of Trust; (39)

2.1	Copy of By-Laws of the Registrant; (19)

2.2	Amendments Nos. 1, 2 and 3; (19)

2.3	Amendments Nos. 4 and 5; (30)

2.4	Amendments Nos. 6, 7 and 8; (33)

3.	Not applicable;

4.	The Registrant hereby incorporates the Forms of Agreement and Plans of Reorganization that were filed as Annexes A-1 and A-2 to the Proxy Statement/Prospectus filed pursuant to Rule 497 on May 25, 2011;

5.	See Exhibits 1 and 2;

6.1	Form of Investment Advisory Contract between the Registrant and Federated Advisers with conformed copies of Exhibits A, B, C, D and E; (3)

6.2	Conformed copy of Exhibit F to the Investment Advisory Contract; (6)

6.3	Conformed copy of Exhibit G to the Investment Advisory Contract; (10)

6.4	Conformed copy of Exhibit H to the Investment Advisory Contract; (12)

6.5	Conformed copy of Exhibit I to the Investment Advisory Contract; (20)

6.6	Conformed copy of Exhibits J and K to the Investment Advisory Contract; (22)

6.7	Conformed copy of Exhibit L to the Investment Advisory Contract; (24)

6.8	Conformed copy of Amendment to the Investment Advisory Contract; (25)

6.9	Conformed copy of new Sub-Advisory Agreement with respect to Federated Capital Income Fund II; (30)

6.10	Conformed copy of new Advisory Contract between Federated Equity Management Company of Pennsylvania and Registrant; (33)

7.1	Conformed copy of Distributor’s Contract with the Registrant with conformed copies of Exhibits A, B, C and D attached; (3)

7.2	Conformed copy of Exhibits E, F, L and M to Distributor’s Contract; (23)

7.3	Conformed copy of Exhibit G to Distributor’s Contract; (10)

7.4	Conformed copy of Exhibit H to Distributor’s Contract; (12)

7.5	Conformed copy of Exhibit I to Distributor’s Contract; (20)

7.6	Conformed copy of Exhibit J and K to Distributor’s Contract; (22)

7.7	Conformed copy of Exhibit N to Distributor’s Contract; (24)

7.8	Conformed copy of Amendment to the Distributor’s Contract; (25)

7.9	Conformed copy of Exhibit O to Distributor’s Contract; (27)

7.10	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from

Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “SEC”) on July 24, 1995. (File Nos. 33-38550 and 811-6269).

7.11	Conformed copy of Exhibit P to Distributor’s Contract; (30)

7.12	Conformed copy of Exhibit Q to Distributor’s Contract; (33)

8.	Not applicable;

9.1	Conformed copy of Custodian Contract; (7)

9.2	Conformed copy of Domestic Custody Fee Schedule; (17)

9.3	Conformed copy of Amendment to the Custodian Contract of the Registrant; (35)

10.1	Conformed copy of Distribution Plan of the Registrant; (31)

10.2	Conformed copy of Exhibit D to the Distribution Plan; (33)

11.	The Registrant hereby incorporates the Opinion and Consent of Counsel as to legality of Shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173526);

12.	Conformed copies of opinions regarding the tax consequences of Reorganization of Money Market Portfolio, High Grade Bond Portfolio, Strategic Yield Portfolio, Managed Portfolio, Value Growth Portfolio and Blue Chip Portfolio; (+)

13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement; (19)

13.2	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the SEC on March 30, 2004 (File Nos. 2-75769 and 811-3387);

13.3	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the SEC on March 30, 2004 (File Nos. 2-75769 and 811-3387);

13.4	Conformed copy of Amended and Restated Shareholder Services Agreement; (17)

13.5	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv)of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the SEC on November 29, 2004 (File Nos. 33-50773 and 811-7115);

13.6	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 23(h)(vii) of the Cash Trust Series, Inc. Registration Statement filed with the SEC on July 29, 2004 (File Nos. 33-29838 and 811-5843);

13.7	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item 23(h)(viii) of the Cash Trust Series, Inc. Registration Statement filed with the SEC on July 29, 2004 (File Nos. 33-29838 and 811-5843);

13.8	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23 (h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 28, 2005 (File Nos. 33-60411 and 811-07309);

13.9	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, form Item 23(h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 27, 2005 (File Nos. 33-29838 and 811-5843);

13.10	The Registrant hereby incorporates the Conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 3/1/06, from Item (h)(viii) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 26, 2006 (File Nos. 33-60411 and 811-07309);

13.11	The Registrant hereby incorporates the Conformed copy of the Transfer Agency and Service Agreement between the Federated Funds listed on Schedule A revised 3/1/06, from Item (h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 26, 2006 (File Nos. 33-60411 and 811-07309).

14.	The Registrant hereby incorporates the Consent of Independent Registered Public Accounting Firms from Item 14 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173526);

15.	Not applicable;

16.1	The Registrant hereby incorporates the Unanimous Consent of Trustees for Power of Attorney from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173526);

16.2	The Registrant hereby incorporates the Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173526);

17	The Registrant hereby incorporates the Form of Proxy Card from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173526);

+	Exhibit is being filed electronically with registration statement; indicate by footnote.

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 333-69268 and 811-8042)

1	Pre-effective Amendment No. 1 filed December 10, 1993

2	PEA No. 1 filed April 29 1994

3	PEA No. 2 filed August 23, 1994

4	PEA No. 3 filed January 19, 1995

6	PEA No. 5 filed on April 3, 1995

7	PEA No. 6 filed on April 21, 1994

10	PEA No. 9 filed on February 16, 1996

11	PEA No. 10 filed on March 28, 1996

12	PEA No. 12 filed on February 10, 1997

13	PEA No. 15 filed on July 31, 1997

14	PEA No. 17 filed on March 9, 1998

17	PEA No. 18 filed on April 22, 1998

19	PEA No. 20 filed on February 19, 1999

20	PEA No. 22 filed on April 20, 1999

22	PEA No. 25 filed on February 17, 2000

23	PEA No. 28 filed on April 19, 2000

24	PEA No. 30 filed on April 23, 2001

25	PEA No. 30 filed on April 23, 2001

26	PEA No. 31 filed on February 28, 2002

27	PEA No. 36 filed on April 29, 2002

28	PEA No. 37 filed on February 18, 2003

29	PEA No. 39 filed on April 29, 2003

30	PEA No. 40 filed on February 20, 2004

31	PEA No. 41 filed on April 29, 2004

32	PEA No. 43 filed on April 27, 2005

33	PEA No. 45 filed on April 28, 2006

34	PEA No. 46 filed on April 27, 2007

35	PEA No. 49 filed on April 28, 2008

36	PEA No. 50 filed on February 13, 2009

37	PEA No. 52 filed on April 30, 2009

38	PEA No. 53 filed on February 5, 2010

39	PEA No. 55 filed on April 26, 2010

Item 17 Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, FEDERATED INSURANCE SERIES, has duly caused this post-effective amendment no. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 17th day of August 2011.

FEDERATED INSURANCE SERIES

By:	/s/ Todd P. Zerega

Todd P. Zerega, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to its Registration Statement on Form N-14 has been signed below by the following persons on August 17, 2011 in the capacities indicated:

NAME		TITLE

By:	/s/ Todd P. Zerega	Attorney In Fact For the Persons Listed Below
Todd P. Zerega ASSISTANT SECRETARY

NAME	TITLE

John F. Donahue*	Trustee

John B. Fisher*	President (Principal Executive Officer)

Richard A. Novak*	Treasurer (Principal Financial Officer)

Nicholas P. Constantakis*	Trustee

John F. Cunningham*	Trustee

J. Christopher Donahue*	Trustee

Maureen Lally-Green	Trustee

Peter E. Madden*	Trustee

Charles F. Mansfield, Jr.*	Trustee

R. James Nicholson	Trustee

Thomas O’Neill*	Trustee

John S. Walsh*	Trustee

James F. Will*	Trustee

* By Power of Attorney